IMPERIAL CONSOLIDATED CAPITAL
6075 South Eastern Avenue, Suite 1
Las Vegas, Nevada 89119-3146
USA

July 11, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
450 Fifth Street, N.W., Room 3112
Washington, DC 20549

Attention: John Reynolds, Assistant Director
                 Office of Emerging Growth Companies

Ladies and Gentlemen:

Re: Imperial Consolidated Capital - Form RW
           SEC File No. 0-50690

Reference is made to the SEC's comment letter (under your signature) dated May 4, 2005, concerning Amendment No. 4 to Form 10-SB filed by Imperial Consolidated Capital (the "Company") on March 21, 2005 (File No. 0-50690).

Due to business reasons, it has become impractical to file Amendment No. 5 in response to your most recent comment letter. On behalf of the Company, and in furtherance of our conversations and correspondence with the Staff and pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the captioned registration statement (the "Registration Statement"), previously filed by the Company with the Securities and Exchange Commission.

We also wish to advise you that the Company is at the same time terminating its registration under Section 12(g) of the Securities Exchange Act of 1934. We confirm that the Company DOES NOT intend to refile its Registration Statement.

The Company's shares are not presently listed on any market, exchange or quotation system. Since the initial filing of the Company's Registration Statement, there has been no trading activity of the Company's common shares.

The Company respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement.

Yours truly,

Imperial Consolidated Capital

Per:

          /s/  Kerry McCullagh

       Kerry McCullagh
       President